UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

MusclePharm Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

627335201

(CUSIP Number)

Todd M. Enright

White Winston Select Asset Fund Series Fund MP-18, LLC

265 Franklin St., Suite 1702

Boston, MA 02110

801-938-7540

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 245.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 627335201

1.	NAMES OF REPORTING PERSONS White Winston Select Asset Fund Series Fund MP-18, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,648,355
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,648,355
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,648,355
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.93% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Percent of class based on 33,386,200 shares of common stock, $0.001 par value per share (“Common Stock”), of MusclePharm Corporation (the “Issuer”) issued and outstanding as of November 15, 2021, as reported in the Issuer’s quarterly report on Form 10-Q (“Quarterly Report”) filed with the Securities and Exchange Commission (the “SEC”) on November 17, 2021.

SCHEDULE 13D
CUSIP No. 627335201

1.	NAMES OF REPORTING PERSONS Amerop Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,463,839 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,463,839 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.38% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Beneficial ownership attributable to Reporting Person’s interest in Series A of Winston White Select Asset Fund Series Fund MP-18, LLC.
(2)

Percent of class based on 33,386,200 shares of the Issuer’s Common Stock issued and outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 17, 2021.

SCHEDULE 13D
CUSIP No. 627335201

1.	NAMES OF REPORTING PERSONS Leonard P. Wessell III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,463,839 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,463,839 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.38% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Beneficial ownership attributable to Reporting Person’s interest in Series A of Winston White Select Asset Fund Series Fund MP-18, LLC.
(2)

Percent of class based on 33,386,200 shares of the Issuer’s Common Stock issued and outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 17, 2021.

SCHEDULE 13D
CUSIP No. 627335201

1.	NAMES OF REPORTING PERSONS White Winston Select Asset Funds, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,648,355
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,648,355

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,648,355
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.93% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Percent of class based on 33,386,200 shares of the Issuer’s Common Stock issued and outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 17, 2021.

SCHEDULE 13D
CUSIP No. 627335201

1.	NAMES OF REPORTING PERSONS Todd M. Enright
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,648,355
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,648,355

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,648,355
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.93% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Percent of class based on 33,386,200 shares of the Issuer’s Common Stock issued and outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 17, 2021.

SCHEDULE 13D
CUSIP No. 627335201

1.	NAMES OF REPORTING PERSONS Mark Blundell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,648,355
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,648,355

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,648,355
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.93% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Percent of class based on 33,386,200 shares of the Issuer’s Common Stock issued and outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 17, 2021.

SCHEDULE 13D
CUSIP No. 627335201

1.	NAMES OF REPORTING PERSONS Donald Feagan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,648,355
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,648,355

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,648,355
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.93% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Percent of class based on 33,386,200 shares of the Issuer’s Common Stock issued and outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 17, 2021.

SCHEDULE 13D
CUSIP No. 627335201

1.	NAMES OF REPORTING PERSONS Robert P. Mahoney
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,648,355
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,648,355

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,648,355
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.93% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Percent of class based on 33,386,200 shares of the Issuer’s Common Stock issued and outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 17, 2021.

EXPLANATORY NOTE

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2018, as amended by Amendment No. 1 thereto filed with the SEC on August 24, 2018, Amendment No. 2 thereto filed with the SEC on August 5, 2019, Amendment No. 3 thereto filed with the SEC on October 7, 2019 and Amendment No. 4 thereto filed with the SEC on November 8, 2019 (collectively, the “Schedule 13D”) by the Reporting Persons relating to shares of common stock, par value $0.001 per share (“Common Stock”), of MusclePharm Corporation (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms use by not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On February 7, 2022, White Winston Select Asset Funds, LLC and White Winston Select Asset Fund Series Fund MP-18, LLC (the “Plaintiffs”) filed a complaint (the “Complaint”) in the Suffolk County Superior Court for the Commonwealth of Massachusetts against the Issuer and Ryan Drexler (the “Defendants”), and thereby initiated an action against the Defendants for unfair trade practices, abuse of process, malicious prosecution and breach of the duty of loyalty. Mr. Drexler is the Issuer’s Chief Executive Officer and serves as Chairman of its Board of Directors.

In the Complaint, the Plaintiffs allege, among other things, that (i) the Defendants have engaged in a pattern of oppression and retaliation against the Plaintiffs in response to the Plaintiffs’ efforts as shareholders of the Issuer to achieve corporate governance reforms to limit Mr. Drexler’s dominance of the Issuer’s management and operations; (ii) Mr. Drexler has abused his multiple positions within the Issuer’s corporate structure to enable himself to become the Issuer’s primary creditor, repeatedly causing the Issuer to borrow millions of dollars over a six-year period in exchange for convertible notes granting Mr. Drexler the right to acquire shares of Common Stock at successively lower conversion prices; and (iii) Mr. Drexler has otherwise engaged in corporate mismanagement of the Issuer to the detriment of the Plaintiffs and the Issuer’s stockholders generally.

The foregoing description of the Complaint is not complete and is qualified in its entirety by reference to the full text of the Complaint, which is filed as Exhibit 1 to this Amendment and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and replacing in its entirety each of Item 5(a), (b) and (c) as follows:

(a)–(b) The Amerop Reporting Persons may be deemed to beneficially own, in the aggregate, 1,463,839 shares of the Issuer’s Common Stock, representing approximately 4.38% of the 33,386,200 shares of Common Stock issued and outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the SEC on November 17, 2021.

Each of the Amerop Reporting Persons may be deemed to have shared power to vote or direct the vote and shared power to dispose of or to direct the disposition of 1,463,839 shares of the Issuer’s Common Stock, representing approximately 4.38% of the 33,386,200 shares of Common Stock issued and outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 17, 2021.

The White Winston Reporting Persons may be deemed to beneficially own, in the aggregate, 3,648,355 shares of the Issuer’s Common Stock, representing approximately 10.93% of the 33,386,200 shares of Common Stock issued and outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Quarterly Report”) filed with the SEC on November 17, 2021.

Each of the White Winston Persons may be deemed to have shared power to vote or direct the vote and shared power to dispose of or to direct the disposition of 3,648,355 shares of the Issuer’s Common Stock, representing approximately 10.93% of the 33,386,200 shares of Common Stock issued and outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report filed with the SEC on November 17, 2021.

(c) The Reporting Persons have not engaged in any transactions in the Issuer’s Common Stock during the past sixty (60) days.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Verified Complaint filed by White Winston Select Asset Funds, LLC and White Winston Select Asset Fund Series Fund MP-18, LLC on February 7, 2022 with the Suffolk County Superior Court for the Commonwealth of Massachusetts in the matter captioned White Winston Select Asset Funds, LLC and White Winston Select Asset Fund Series Fund MP-18, LLC v. MusclePharm Corporation and Ryan Drexler.

2	Joint Filing Agreement by and among the Reporting Persons, dated as of August 2, 2019 (incorporated by reference to Exhibit A to Amendment No. 2 to the Reporting Persons’ Schedule 13D filed with the SEC on August 5, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2022

WHITE WINSTON SELECT ASSET FUND SERIES FUND MP-18, LLC By: White Winston Select Asset Funds, LLC Title: Manager

By:	/s/ Todd M. Enright
Name: Todd M. Enright
Title: Partner

AMEROP HOLDINGS, INC.

By:	/s/ Leonard Wessell
Name: Leonard Wessell
Title: President

WHITE WINSTON SELECT ASSET FUNDS, LLC

By:	/s/ Todd M. Enright
Name: Todd M. Enright
Title: Partner

/s/ Leonard P. Wessell III
Leonard P. Wessell III

/s/ Todd M. Enright
Todd M. Enright

/s/ Mark Blundell
Mark Blundell

/s/ Donald Feagan
Donald Feagan

/s/ Robert P. Mahoney
Robert P. Mahoney